Exhibit 2

ELBIT VISION SYSTEMS LTD.
Please date, sign and mail or fax your proxy card to: Corporate Secretary, Elbit Vision Systems Ltd.
1 Haofe St., Post Office Box 5030, Kadima, Israel, 60920
Fax No: (09) 866-1700

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN
1. TO APPROVE the election of David Gal, Nir Alon, Victor Josebachvili and Linda Harnevo to serve as directors of the Company for the coming year until the next annual general meeting of the Company's shareholders.	☐	☐	☐

2. TO APPROVE the election of Mr. Amos Uzani to serve as an external director of the Company for a three-year term and grant him with options to purchase 30,000 ordinary shares of the Company.	☐	☐	☐
Name: ______________
number of shares: __________________

Signature:_________________
Date:_________

NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

ELBIT VISION SYSTEMS LTD.

For the Annual General Meeting of Shareholders To Be Held On Tuesday December 11, 2007

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Theundersigned shareholder of Elbit Vision Systems Ltd. (the “Company”) hereby appoints Yaron Menashe and David Gal, and each or any of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on December 11, 2007, at 11:00 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	SEE REVERSE SIDE